Pricing Term Sheet

Pricing Term Sheet	Free Writing Prospectus
dated as of November 8, 2023	Filed pursuant to Rule 433

Supplementing the
Preliminary Prospectus Supplement dated November 8, 2023 to the
Prospectus dated April 14, 2023
Registration No. 333-271275

$500,000,000

Apollo Global Management, Inc.

6.375% Senior Notes due 2033

Final Pricing Term Sheet

November 8, 2023

The information in this pricing term sheet relates to Apollo Global Management, Inc.’s offering of its 6.375% Senior Notes due 2033 (the “Offering”) and should be read together with the preliminary prospectus supplement dated November 8, 2023 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the related base prospectus dated April 14, 2023, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with Registration Statement No. 333-271275. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or the accompanying prospectus. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Apollo Global Management, Inc.

Guarantors:	Apollo Asset Management, Inc., Apollo Management Holdings, L.P. (“AMH”), Apollo Principal Holdings I, L.P., Apollo Principal Holdings II, L.P., Apollo Principal Holdings III, L.P., Apollo Principal Holdings IV, L.P., Apollo Principal Holdings V, L.P., Apollo Principal Holdings VI, L.P., Apollo Principal Holdings VII, L.P., Apollo Principal Holdings VIII, L.P., Apollo Principal Holdings IX, L.P., Apollo Principal Holdings X, L.P., Apollo Principal Holdings XII, L.P. and AMH Holdings (Cayman), L.P.

Securities:	6.375% Senior Notes due 2033 (the “notes”)

Ranking:	Senior unsecured

Principal Amount Offered:	$500,000,000

Trade Date:	November 8, 2023

Settlement Date(1):	November 13, 2023 (T+3)

Maturity Date:	November 15, 2033

Coupon:	6.375%

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2024

Benchmark Treasury:	3.875% due August 15, 2033

Benchmark Treasury Price; Yield:	94-29; 4.525%

Spread to Benchmark Treasury:	+195 basis points

Re-offer Yield:	6.475%

Issue Price:	99.271%

Optional Redemption: Make-Whole Call: Par Call:	T + 30 basis points prior to August 15, 2033 On or after August 15, 2033

Day Count Convention:	30/360

Proceeds (before expenses and underwriters’ discount):	$496,355,000

Use of Proceeds:	The Issuer intends to use the proceeds from the offering of the notes to (a) repurchase, repay, redeem or otherwise retire in full the $500.0 million aggregate principal amount outstanding of 4.000% Senior Notes due 2024 issued by AMH (the “2024 Senior Notes”) before or upon their maturity and (b) pay related fees and expenses.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Expected Ratings(2):	Fitch: A/ Moody’s: A2/ S&P: A

CUSIP / ISIN:	03769MAA4 / US03769MAA45

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC RBC Capital Markets, LLC

Co-Managers:

Academy Securities, Inc.

Apollo Global Securities, LLC†

Barclays Capital Inc.

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

Siebert Williams Shank & Co., LLC

UBS Securities LLC

(1)     We expect delivery of the notes will be made against payment therefor on or about November 13, 2023, which is the third business day following the date hereof. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

(2)     Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. Each rating is subject to revision or withdrawal at any time by the assigning rating organization.

†    Apollo Global Securities, LLC is an affiliate of Apollo and will receive a portion of the gross spread as an underwriter in the sale of the notes.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting: BofA Securities, Inc., telephone: 1-800-294-1322; Citigroup Global Markets Inc., telephone: 1-800-831-9146; Goldman Sachs & Co. LLC, telephone: 1-866-471-2526; or RBC Capital Markets, LLC, telephone: 1-866-375-6829.

Any disclaimers or notices that may appear on this Final Pricing Term Sheet below the text of this legend are not applicable to this Final Pricing Term Sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this Final Pricing Term Sheet being sent via, or posted on, Bloomberg or another electronic mail system.

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